Information furnished to the Securities and Exchange Commission on March 27, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Issuer

[ X ] PRESS RELEASE PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from _________________ to ________________

Commission file number 333-6200

INTERTEK TESTING SERVICES LIMITED
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

25 SAVILE ROW, LONDON, W1S 2ES, ENGLAND
(011) 44-20-7396-3400
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No

Schedule of Information contained in this report

Intertek Testing Services Limited Press Release dated March 27, 2002

PRESS RELEASE

INTERTEK TESTING SERVICES ENVIRONMENTAL LABORATORIES
INC. SETTLES CIVIL LITIGATION

RICHARDSON, TEXAS, March 27, 2002 – Intertek Testing Services Environmental Laboratories Inc. (Environmental), a subsidiary of Intertek Testing Services Limited (ITS) that ceased operations more than three years ago, today announced that it has settled civil claims resulting from environmental tests conducted by the Company between 1989 and 1997.

Under the terms of the civil settlement, which was signed by the Department of Justice, Environmental has agreed to pay a total of $8.741 million to the U.S. Government. In October 2001, Environmental resolved all criminal litigation with the Department of Justice related to the same matter.

An exceptional charge of $8.741 million will be provided for in ITS’ financial statements of 2001 under “discontinued operations.” ITS will be pursuing any rights of recovery against its insurance providers and against Inchcape plc.

The settlement relates to tests conducted by former Environmental employees in a facility in Richardson, Texas. Some of the testing procedures were found to be irregular by ITS’ own quality control and in January 1998 were promptly reported to the Environmental Protection Agency (EPA). Most important, extensive review of the data provided to customers has shown that it poses no risk of harm to human health or the environment.

Bill Spencer	Richard Nelson
Chief Financial Officer	Chief Executive Officer

Tel No: +44 20 7396 3400	Tel No: +44 20 7396 3400

March 27, 2002